UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

(Parent of Offeror) (Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler

General Counsel and Senior Vice President

Schneider Electric SA

35 rue Joseph Monier

92500 Rueil Malmaison – France

Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and (ii) Schneider Electric. This Schedule TO relates to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Transaction Agreement, dated as of May 31, 2011, by and among Telvent, Schneider Electric and Offeror (the “Transaction Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company the issuer of the securities to which this Schedule TO relates is Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain. Telvent’s principal executive offices are located at Valgrande, 6, 28108 Alcobendas, Madrid, Spain. Telvent’s telephone number at such address is +34 902-33-55-99.

(b) This Schedule TO relates to the authorized and issued ordinary shares, € 3.00505 nominal value per share, of Telvent. Telvent has advised Schneider Electric and Offeror that, as of May 31, 2011 there were an aggregate of 34,094,159 Shares authorized and issued.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Offeror and Schneider Electric. The information set forth in the section of the Offer to Purchase entitled “Information Concerning Schneider Electric and Offeror” and in Schedule I of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated in this Schedule TO by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated in this Schedule TO by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated in this Schedule TO by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated in this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” and “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Tax Consequences,” and “Purpose of the Offer; Plans for Telvent; Appraisal Rights” is incorporated in this Schedule TO by reference.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Telvent and Abengoa,” “The Transaction Documents,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” and “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable because the accounting treatment of the transaction is not material.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Information Concerning Schneider Electric and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Telvent and Abengoa,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” “The Transaction Documents,” and “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of the Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with Telvent and Abengoa,” “Transaction Documents,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” “Certain Effects of the Offer,” “Sources and Amount of Funds” and “Dividends and Distributions” is incorporated in this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Information Concerning Schneider Electric and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Telvent,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights” and in Schedule I of the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Introduction” and “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Information Concerning Schneider Electric and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Telvent,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” and “The Transaction Documents” is incorporated in this Schedule TO by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Purpose of the Offer; Plans for Telvent; Appraisal Rights,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” and “Certain Effects of the Offer” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 21, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal.

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 21, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General
Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González-Anta
Name: Elena González-Anta
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal.

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.